UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ X ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________

Commission File Number __________________

Americas Silver Corporation
(Exact name of Registrant as specified in its charter)

Canada	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

145 King Street West, Suite 2870
Toronto, Ontario M5H 1J8
Canada
(416) 848-9503
(Address and telephone number of Registrant’s principal executive offices)

Registered Agent Solutions, Inc.
99 Washington Avenue
Suite 1008
Albany, NY 12260
(888) 705-7274
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes  [  ]  No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  [  ]  No  [  ]

EXPLANATORY NOTE

Americas Silver Corporation (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of Americas Silver Corporation (the “Registrant”) contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the year ended December 31, 2015 filed as Exhibit 99.3 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.3 to this registration statement on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.74, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.75 through 99.89 inclusive, as set forth in the Exhibit Index attached hereto

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “General Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, attached hereto as Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 10, 2017, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3208 or Cdn.$1.00 = U.S.$0.7571.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2015, information with respect to the Registrant’s known contractual obligations:

		Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Credit facilities	$7,141	$1,000	$6,141	-	-

Interest on credit facility	$1,369	$858	$511	-	-

Lease Obligations	$855	$412	$443	-	-

Other Long-Term Liabilities Reflected on Balance Sheet	$1,052	-	$421	-	$631

Decommissioning provision	$4,568	$116	$760	$150	$3,542

Total	$14,985	$2,386	$8,276	$150	$4,173

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS SILVER CORPORATION

By:	/s/ Darren Blasutti
Name:	Darren Blasutti
Title:	President & CEO

Date: January 11, 2017

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014

99.2	Management's Discussion and Analysis for the year ended December 31, 2015

99.3	Annual Information Form

99.4	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated July 21, 2016

99.5	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated July 21, 2016

99.6	News Release dated February 4, 2016

99.7	News Release dated February 9, 2016

99.8	News Release dated February 12, 2016

99.9	Material Change Report dated February 22, 2016

99.10	Loan Agreement dated as of February 11, 2016

99.11	News Release dated February 24, 2016

99.12	Notice of meeting and record date dated March 28, 2016

99.13	News Release dated March 30, 2016

99.14	2015 Annual Report

99.15	News Release dated April 12, 2016

99.16	Notice of availability of proxy materials for meeting of May 17, 2016

99.17	Certificate of officer dated April 15, 2016

99.18	Notice of meeting of shareholders dated April 7, 2016

99.19	Management information circular dated April 7, 2016

99.20	Form of proxy for meeting of May 17, 2016

99.21	Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico dated April 29, 2016

99.22	Management’s Discussion and Analysis for the three months ended March 31, 2016

99.23	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2016 and 2015

99.24	Certification of Interim Filings by CEO dated May 12, 2016,

99.25	Certification of Interim Filings by CFO dated May 12, 2016

99.26	News Release dated May 12, 2016

99.27	Report of voting results dated May 17, 2016

99.28	News Release dated May 17, 2016

99.29	News Release dated May 20, 2016

99.30	News Release dated May 24, 2016

Exhibit	Description

99.31	News Release dated May 24, 2016

99.32	News Release dated May 26, 2016

99.33	Notice of meeting and record date dated June 7, 2016

99.34	Warrant Indenture dated June 9, 2016

99.35	Agency Agreement dated June 9, 2016

99.36	News Release dated June 9, 2016

99.37	Agency Agreement dated June 14, 2016

99.38	Warrant Indenture dated June 14, 2016

99.39	Subscription Receipt Agreement dated June 14, 2016

99.40	News Release dated June 14, 2016

99.41	Material change report dated June 17, 2016

99.42	Certificate of officer dated June 20, 2016

99.43	Notice of availability of proxy materials for meeting of July 20, 2016

99.44	Management information circular dated June 14, 2016

99.45	Notice of meeting of shareholders dated June 14, 2016

99.46	Form of proxy for meeting of July 20, 2016

99.47	Report of exempt distribution dated June 20, 2016

99.48	Report of exempt distribution dated June 24, 2016

99.49	Report of voting results dated July 20, 2016

99.50	News release dated July 20, 2016

99.51	News release dated July 27, 2016

99.52	Management’s Discussion and Analysis for the three and six months ended June 30, 2016

99.53	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2016 and 2015

99.54	Certification of Interim Filings by CEO dated August 11, 2016,

99.55	Certification of Interim Filings by CFO dated August 11, 2016

99.56	News release dated August 11, 2016

99.57	News release dated September 13, 2016

99.58	News release dated October 24, 2016

99.59	News release dated November 14, 2016

99.60	Management’s Discussion and Analysis for the three and nine months ended September 30, 2016

99.61	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016 and 2015

99.62	Certification of Interim Filings by CEO dated November 14, 2016,

99.63	Certification of Interim Filings by CFO dated November 14, 2016

99.64	Notice of meeting and record date dated November 14, 2016

Exhibit	Description

99.65	Management information circular dated November 10, 2016

99.66	Notice of meeting of shareholders dated November 10, 2016

99.67	Form of proxy for meeting of December 19, 2016

99.68	Certificate of Officer dated November 28, 2016

99.69	Letter of Transmittal

99.70	News Release dated December 7, 2016

99.71	Report of Voting Results dated December 19, 2016

99.72	News release dated December 22, 2016

99.73	Technical Report on the Galena Complex, Shoshone County, Idaho, USA dated December 23, 2016

99.74	Cover letter dated December 30, 2016

99.75	Consent of Randy Powell

99.76	Consent of Paul Tietz

99.77	Consent of Thomas L. Dyer

99.78	Consent of Edwin R. Peralta

99.79	Consent of Steven Ristorecelli

99.80	Consent of Michael S. Lindholm

99.81	Consent of Mine Development Associates, Inc.

99.82	Consent of Jack McPartland

99.84	Consent of McClelland Laboratories

99.85	Consent of James Stonehouse

99.86	Consent of PricewaterhouseCoopers LLP

99.87	Consent of Dan Hussey

99.88	Consent of Jim Atkinson

99.89	Consent of Daren Dell